PHILIP K. HOLL

SENIOR VICE PRESIDENT

ASSOCIATE GENERAL COUNSEL

June 30, 2011

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	TCW FUNDS, INC., FILE NOS. 033-52272, 811-07170
FORM N-14

Dear Sir or Madam:

Included herewith for filing on behalf of TCW Funds, Inc. (the “Company”), is Form N-14 relating to the proposed reorganization of TCW Relative Value Small Cap Fund into the TCW Value Opportunities Fund.

Pursuant to Rule 488, the Company has designated on the facing sheet to the Registration Statement that the Amendment become effective thirty days after filing. No fees are required in connection with this filing. Please contact me at (213) 244-0290 with any comments or questions concerning this Amendment. I will be out of the office from July 18, 2011 until July 25, 2011. During this period please refer comments to either Douglas Dick, Esq. of Dechert LLP at (202) 261-3305 or Joseph P. Kelly, Esq. of Dechert LLP at (9494) 442-6027.

Very truly yours,

/s/ Philip K. Holl

Philip K. Holl

Secretary